
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

September 28, 2007

Mr. Andrew Lerner
Chief Executive Officer
Inter-Atlantic Financial, Inc.
400 Madison Avenue
555 Fifth Avenue
New York, NY 10017

> **Re:** **Inter-Atlantic Financial, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **File No. 333-140690**
> **Filed September 21, 2007**

Dear Mr. Lerner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note disclosure throughout your Form S-1 indicating that management may purchase additional shares in the company following the offering, and that these shares will be voted in favor of any business combination. Please disclose the factors that would be considered by management in determining to make these purchases and determining the amount of these purchases – including any factors relating to the anticipated approval or disapproval of the business combination.

Risk Factors, page 19

2.   We note your disclosure on page 25 that there will be 28,975,000 authorized but unissued shares of your common stock available for issuance after the proposed offering. We note that this amount does not appear to reflect recent revisions to the terms of the private placement warrants. Please revise your disclosure accordingly.

Financial Statements, page F-1

3.   We note that the financial statements have been restated. Please disclose that your previously issued financial statements have been restated, and provide a note to the financial statements that explains the nature of the correction(s) made in accordance with paragraph 26 of SFAS 154. In addition, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting firm. Refer to Sections 420 and 508 of the Codification of Auditing Standards.

Balance Sheet, page F-3

4.   We note that the sum of liabilities and stockholders' equity appears to be $488,896 rather than $472,184. Please revise the financial statements accordingly.

Note D – Related Party Transactions, page F-9

5.   Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We note that the exercise price of your warrants appears to have been reduced from $6.00 to $4.50. We may have additional comments after reviewing your response.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: William Haddad
Fax: (212) 335 4501